SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                        FBR ASSET INVESTMENT CORPORATION
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    30241E303
                                    ---------
                                 (CUSIP Number)

                                  June 21, 2000
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [X]      Rule 13d-1(b)
                  [_]      Rule 13d-1(c)
                  [_]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                                Page 1 of 8 Pages

                                  SCHEDULE 13G

CUSIP No. 30241E303                                            Page 2 of 8 Pages


1        Name of Reporting Person
         IRS Identification No. of Above Persons (ENTITIES ONLY)

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box If a Member of a Group*

                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                            5             Sole Voting Power
                                                   0
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                                  [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

                  BD, IA, PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 30241E303                                            Page 3 of 8 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  JOHN M. ANGELO

2        Check the Appropriate Box If a Member of a Group*

                                                     a.       [_]
                                                     b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  United States

                            5             Sole Voting Power
                                                   0
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                                 [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

                  IN; HC


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 30241E303                                            Page 4 of 8 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  MICHAEL L. GORDON

2        Check the Appropriate Box If a Member of a Group*

                                                     a.       [_]
                                                     b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  United States

                            5             Sole Voting Power
                                                   0
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                                 [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

                  IN; HC


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages

Item 1(a)         Name of Issuer:

                  FBR Asset Investment Corporation (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  Potomac  Tower,  1001  Nineteenth  Street,   North  Arlington,
                  Virginia 22209.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)     Angelo, Gordon & Co., L.P. ("Angelo, Gordon"),

                  ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo") and

                  iii) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

Item 2(c)         Citizenship:

                  i)     Angelo, Gordon is a Delaware limited partnership,

                  ii)    Mr. Angelo is a citizen of the United States and

                  iii)   Mr. Gordon is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.01 per share (the "Shares").

Item 2(e)         CUSIP Number:

                  30241E303

                                                               Page 6 of 8 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  i)     Angelo,  Gordon  is a  broker-dealer  registered  under
                         Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

                  ii)    Mr. Angelo is a control person of Angelo, Gordon.

                  iii)   Mr. Gordon is a control person of Angelo, Gordon.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of September 20, 2000, each of the Reporting Persons may no longer be deemed to be the beneficial owner of any Shares.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes 0% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

     Angelo, Gordon
     --------------

     (i)  Sole power to vote or to direct the vote:                            0

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared power to dispose or to direct the disposition of:             0

     Mr.  Angelo
     -----------

     (i)  Sole power to vote or to direct the vote:                            0

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared power to dispose or to direct the disposition of:             0

     Mr.  Gordon
     -----------

     (i)  Sole power to vote or to direct the vote:                            0

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared power to dispose or to direct the disposition of:             0

                                                               Page 7 of 8 Pages

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [x].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Angelo, Gordon is the relevant entity for which Mr. Angelo and Mr. Gordon may each be considered a control person.

                  Angelo, Gordon is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under the Investment Advisers Act of 1940.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired an the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                               Page 8 of 8 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  September 20, 2000               ANGELO, GORDON & CO., L.P.

                                        By:     AG Partners, L.P.
                                                Its General Partner

                                        By:     /S/ MICHAEL L. GORDON
                                                -------------------------------
                                                Name:   Michael L. Gordon
                                                Title:  General Partner


                                        JOHN M. ANGELO

                                        /S/ JOHN M. ANGELO
                                        ---------------------------------------


                                        MICHAEL L. GORDON

                                        /S/ MICHAEL L. GORDON
                                        ---------------------------------------